Exhibit 99.1

Media Release

January 5, 2018

TELUS acquires AlarmForce operations in Western Canada and welcomes 39,000 AlarmForce customers in B.C., Alberta and Saskatchewan

Acquisition supports TELUS’ commitment to connect homes and businesses in Western Canada to the gigabit-enabled PureFibre optic network

Vancouver, B.C. — Today, TELUS announced that it has acquired all of the customers, assets and operations of AlarmForce Industries Inc. (AlarmForce) in B.C., Alberta and Saskatchewan. AlarmForce is a Canadian leader in home security, monitoring and personal emergency response systems (PERS). BCE Inc. (Bell) announced its agreement to acquire AlarmForce in November 2017, and the deal formally closed today. TELUS has purchased the western operations of AlarmForce from Bell for approximately $66.5 million, representing a proportionate share of the value of the Bell transaction.

TELUS looks forward to welcoming western AlarmForce customers to the TELUS family and to integrating all B.C., Alberta and Saskatchewan based AlarmForce employees and contractors into the TELUS team.

TELUS has been at the forefront of innovation in technology by connecting homes and businesses in more than 100 communities in Western Canada to the TELUS PureFibre network. TELUS’ gigabit-enabled fibre optic network equips premises with the fast speeds and large capacity they need as more devices in the smart and connected home require a connection to the Internet. TELUS Health is a leader in transforming the Canadian healthcare industry, and empowers Canadians to take control of their health and the health of their loved ones with the right information, tools and support they need both at home and on the go. This acquisition offers TELUS a unique opportunity to leverage TELUS’ robust fibre and wireless networks and expertise to continue to enhance connected home, business, security and health services for their customers.

In the coming months, TELUS will announce more details on its home security solutions as a component of its broadband enabled connected home strategy.

Forward-Looking Statements

This news release contains statements about expected future events, including statements relating to the planned integration and operation of the AlarmForce assets acquired by TELUS. By their nature, forward-looking statements require TELUS to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the integration of the AlarmForce assets will be completed as expected. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS’ 2017 third quarter Management’s discussion and analysis and 2016 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $13.1 billion of annual revenue and 12.9 million subscriber connections, including 8.8 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $482 million to charitable and not-for-profit organizations and volunteered more than 7.7 million hours of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and 5 International boards have led the Company’s support of grassroots charities and have contributed more than $60 million in support of 5,595 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

For media inquiries, please contact:

TELUS Media Relations

Liz Sauvé

Liz.sauve@telus.com

604-719-6715